Filed by Meritor Automotive, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                       Subject Company: Meritor Automotive, Inc.
                                                     Commission File No. 1-13093


The following materials were presented to Meritor employees on April 20, 2000:


                          ACTION SINCE THE ANNOUNCEMENT

          [ARVIN LOGO]

                                [Diagram of star]

                                                         [MERITOR LOGO]

                               ARVINMERITOR MERGER

                [Photographs of Arvin and Meritor headquarters]

What was the initial reaction from customers and investors?

How was the name chosen?

How has Wall Street reacted to the announcement?

What happens next?

                                  SALES TARGET

               [Bar chart illustrating sales target (in billions)]

1994..........................  $2.65
1995..........................  $3.13
1996..........................  $3.14
1997..........................  $3.31
1998..........................  $3.84
1999..........................  $4.45

2004f
8% growth per year............ approximately $7.0
16% growth per year........... $10.0
21% growth per year........... $12.0
CRITICAL MASS................. $10.0 - $12.0

[Oval graphic with text regarding combined sales of ArvinMeritor]
$7.5 BILLION COMBINED SALES


            ARVINMERITOR MERGER MOVES US CLOSER TO OUR CRITICAL MASS